Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

DATE OF BOARD MEETING

The board (the “Board”) of directors (the “Directors”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, and together with its subsidiaries, the “Group”) hereby announces that a meeting of the Board will be held on Wednesday, August 26, 2026, for the purposes of, among other matters, considering and approving (i) the unaudited financial results of the Group for the three months ended June 30, 2026 (the “Q2 Results”) and its publication; (ii) the unaudited interim results of the Group for the six months ended June 30, 2026 (the “Interim Results”) and its publication; and (iii) the payment of an interim dividend, if any.

The Group will announce the Q2 Results and the Interim Results on the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk after the trading hours of the Stock Exchange on the same day.

Following the announcement of the Q2 Results and the Interim Results, the Company’s management will host a Chinese language earnings conference call on Wednesday, August 26, 2026, at 8:00 p.m., Hong Kong Time (i.e. August 26, 2026, at 8:00 a.m., U.S. Eastern Time).

To join the conference call, please register in advance of the conference call through the link provided below. Upon registration, you will be provided with participant dial-in numbers and a personal passcode.

Conference call registration link (Chinese session): https://register-conf.media-server.com/register/BIb27350b534eb47419a854d31f9b94dd5

A live webcast of the conference call will be available in both English and Chinese. Participants may access the webcast using the following links:

Chinese: https://edge.media-server.com/mmc/p/st2vcbea/lan/zhs

English: https://edge.media-server.com/mmc/p/st2vcbea

Additionally, an archived webcast of this conference call will be available at the Company’s investor relations website at https://ir.superhiinternational.com.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairperson

Singapore, August 14, 2026

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairperson and non-executive Director; Mr. LI Yu, Mr. YOON Daejin and Ms. JIANG Bingyu as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

2